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                 October 29, 2021

       Stephen M. Scherr
       Chief Financial Officer
       The Goldman Sachs Group, Inc.
       200 West Street
       New York, NY 10282

                                                        Re: The Goldman Sachs
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 21,
2021
                                                            File No. 333-260413

       Dear Mr. Scherr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Acting Legal Branch
       Chief, at 202-551-3454 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance